

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2021

Joseph T. Hand
President and Chief Executive Officer
The York Water Company
130 East Market Street
York, Pennsylvania 17401

>   **Re: The York Water Company**
>   **Registration Statement on Form S-3**
>   **Filed September 27, 2021**
>   **File No. 333-259809**

Dear Joseph T. Hand:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Pasquale Gentile